UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

FBL Financial Group, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
30239F106
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON I.R.S. Identification No. of above Person Iowa Farm Bureau Federation 42-0031840

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Iowa

	5.	SOLE VOTING POWER

NUMBER OF		15,387,611

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,387,611

WITH:	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,387,611

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	52.5%

12.	TYPE OF REPORTING PERSON

	CO

Item 1(a). Name of Issuer:
     FBL Financial Group, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
5400 University Avenue
West Des Moines, IA 50266
Item 2(a). Name of Persons Filing:
     Iowa Farm Bureau Federation
Item 2(b). Address of Principal Business Office or, if none, Residence:
5400 University Avenue
West Des Moines, IA 50266
Item 2(c). Citizenship:
     Iowa
Item 2(d). Title of Class of Securities:
     Class A Common Stock
Item 2(e). CUSIP Number:
     30239F106
Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a). ☐ Broker or dealer registered under Section 15 of the Act(15 U.S.C. 78o).
(b). ☐ Bank as defined in Section 3(a)(6) of the Act(15 U.S.C. 78c).
(c). ☐ Insurance company as defined in Section 3(a)(19) of the Act(15 U.S.C. 78c).
d). ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e). ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f). ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g). ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h). ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i). ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j). ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.*
(a). Amount beneficially owned:
     15,387,611 shares of Class A common stock
(b). Percent of Class:
     52.5%
(c). Number of shares as to which such person has:
     (i). Sole power to vote or to direct the vote:
          15,387,611
     (ii). Shared power to vote or to direct the vote:
     (iii). Sole power to dispose or to direct the disposition of:
          15,387,611
     (iv). Shared power to dispose or to direct the disposition of:
Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable
Item 8. Identification and Classification of Members of the Group.

Not Applicable
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10.Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 1, 2010

By: Iowa Farm Bureau Federation
/s/ Edward G. Parker
Name:	Edward G. Parker
Title:	General Counsel